

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Andrea Funk
Chief Financial Officer
EnerSys
2366 Bernville Rd.
Reading, PA 19605

> **Re: EnerSys**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 25, 2022**
> **File No. 001-32253**

Dear Andrea Funk:

We have reviewed your February 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2023 letter.

Form 10-K for the Fiscal Year Ended March 31, 2022

Liquidity and Capital Resources
Cash Flow and Financing Activities, page 42

1. We note your response to comment 1 indicates that your "use of the 'primary working capital' metric is more appropriately categorized as a key performance indicator (KPI)." It is our understanding that primary working capital is a non-GAAP measure and, therefore, it needs to comply with applicable rules that generally prohibit excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Accordingly, please revise future filings to ensure the measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Melissa Gilmore, Staff Accountant, at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing